SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 15

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Certification and Notice of Termination of Registration under Section 12(g)

of the Securities Exchange Act of 1934 or Suspension of Duty to

File Reports Under Sections 13 and 15(d) of the Securities

Exchange Act of 1934

Commission File Number: 000-50842

EVOLUTION ENERGY, INC. (formerly known as EARTH BIOFUELS, INC.)

 (Exact name of registrant as specified in its charter)

3001 Knox Street, Suite 403

Dallas, TX 75205

Telephone Number: (214) 389-9800

(Address, including zip code, and telephone number, including area code,

of registrant's principal executive offices)

Common Stock, par value $.0001

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)

relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certificate or notice date: 176 holders as of April 15, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934 EARTH BIOFUELS, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EARTH BIOFUELS, INC.

April 15, 2009	By:	/s/ Dennis G. McLaughlin, III
Dennis G. McLaughlin, III
Chairman and CEO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.